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                                EXHIBIT (a)(1)(i)

                                Offer to Purchase


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                           OFFER TO PURCHASE FOR CASH
                                       BY
                             ESCALADE, INCORPORATED

        UP TO 700,000 SHARES OF ITS COMMON STOCK AT A PURCHASE PRICE OF
              NOT LESS THAN $14.50 NOR MORE THAN $18.00 PER SHARE

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            THIS OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
             AT 5:00 P.M., EASTERN TIME, ON FRIDAY, MARCH 24, 2000,
                         UNLESS THE OFFER IS EXTENDED.
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       Escalade, Incorporated, an Indiana corporation, invites all of our stockholders to tender all or some of their shares of Escalade common stock, no par value, at prices not less than $14.50 nor more than $18.00 per share, net payable to the seller in cash. Our offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and in the accompanying Letter of Transmittal, which constitute the offer.

         We will determine a single per share price (not less than $14.50 nor more than $18.00 per share) that we will pay for shares properly tendered pursuant to this offer and not withdrawn. We will take into account the total number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to purchase 700,000 shares or a lesser number of shares that are properly tendered at prices not less than $14.50 nor more than $18.00 per share.

         We will purchase only shares properly tendered at prices at or below the purchase price that we selected. However, because of the "odd lot" priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered at or below the purchase price if the offer is oversubscribed. Shares not purchased in this offer will be returned as promptly as practicable following the expiration date. See Section 3.

                                  ------------

         OUR OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. HOWEVER, OUR OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN
SECTION 7.

                                   ----------

                                    IMPORTANT

         If you wish to tender all or any part of your shares registered in your name, you should follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Fifth Third Bank, the Depositary. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you want to tender your shares.

         If you want to tender shares and (a) certificates for your shares are not immediately available or cannot be delivered to the Depositary, (b) you cannot comply with the procedure for book-entry transfer, or (c) your other required documents cannot be delivered to the Depositary by the expiration date of the offer, you must tender your shares pursuant to the guaranteed delivery procedure described in Section 3.

         TO TENDER SHARES PROPERLY, YOU MUST COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH YOU ARE TENDERING SHARES.

         NEITHER ESCALADE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES OR AS TO THE PURCHASE PRICE THAT YOU SHOULD ELECT. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. SEE
SECTION 9 FOR INFORMATION ABOUT THE INTENTIONS OF ESCALADE'S DIRECTORS AND EXECUTIVE OFFICERS WHETHER OR NOT TO TENDER SHARES PURSUANT TO THIS OFFER.

         On February 23, 2000, the last full trading day before the announcement of the offer, the last reported sale price of the shares on the NASDAQ Stock Market's National Market was $14.00 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR YOUR SHARES. Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager at the address and telephone number set forth on the back cover of this Offer to Purchase.

                      THE DEALER MANAGER FOR THIS OFFER IS:
                            NATCITY INVESTMENTS, INC.

February 24, 2000

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                               SUMMARY TERM SHEET

         This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should carefully read this entire Offer to Purchase and Letter of Transmittal. We have included references to the sections of the Offer to Purchase where a more complete description of the topics in this summary are discussed.

WHO IS OFFERING TO PURCHASE MY SHARES?

* Escalade, Incorporated is offering to purchase your shares of Escalade common stock. See Introduction.

WHAT IS THE CLASS AND AMOUNT OF SHARES SOUGHT IN THE OFFER?

* Escalade is offering to purchase up to 700,000 shares of its common stock, or any lesser number of shares that stockholders properly tender in the offer.

* If more than 700,000 shares are tendered, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for
        (a) "odd lots" which we will purchase on a priority basis, and (b) certain shares tendered on a "conditional" basis. See Sections 1 and 6.

* We may purchase an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer. See Sections 1 and 14.

HOW MUCH WILL ESCALADE PAY ME FOR MY SHARES AND IN WHAT FORM OF PAYMENT?

* Escalade is conducting the offer through a procedure commonly called a "Dutch Auction." See Section 1.

* This procedure allows you to select the price within a specified price range at which you are willing to sell your shares. The price range for this offer is $14.50 to $18.00 per share. See Section 1.

* Escalade will determine the lowest single per share price within the price range that will allow us to purchase 700,000 shares, or if fewer shares are tendered, all shares tendered. See Section 1.

* We will purchase all shares at the same price, even if you have selected a lower price. We will not purchase any shares above that price. See
        Section 1.

* If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept whatever purchase price we determine under the terms of this offer. Note that this election could result in your shares being purchased at the minimum price of $14.50 per share. See Section 3.

* We will pay for shares purchased in our offer as soon as practicable after the expiration of the offer period. You will receive the purchase price, net in cash, without interest. Under no circumstances will we pay interest on the purchase price, even if payment is delayed. See Section 5.

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DOES ESCALADE HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES?

* Escalade intends to obtain substantially all of the approximately $12,600,000 of funds required to purchase the shares in this offer from bank borrowings. We have obtained a commitment from Bank One, Indianapolis, N.A. to provide a term loan facility to finance this offer. See Section 11.

HOW LONG DO I HAVE TO TENDER MY SHARES?

* You may tender your shares until the tender offer expires. The offer will expire on Friday, March 24, 2000, at 5:00 p.m. See Section 1.

CAN THE OFFER BE EXTENDED?

*       We can extend the offer at any time in our sole discretion.

* If we extend the offer, we may delay the acceptance of any shares that have been tendered. See Section 14.

HOW WILL I BE NOTIFIED IF ESCALADE EXTENDS THE TENDER OFFER?

* If we extend the offer, we will issue a press release no later than 9:00 a.m. on the first business day after the offer would have expired. See
        Section 14.

WHAT IS THE PURPOSE OF THE OFFER?

* We are making this offer because we believe that our stockholders should have an opportunity to choose whether to convert all or some of their Escalade shares into cash or to continue their investment on a longer term horizon. We have explored selling either our sporting goods or office equipment businesses and the sale of the entire company, but we are not actively pursuing those alternatives. Because we believe that neither these nor any other strategic alternative currently appears likely, we are making this offer to provide stockholders with an exit strategy on potentially more favorable terms than would otherwise be available in the market. See Section 9.

* However, stockholders who choose not to tender their shares may also benefit from these transactions. Non-tendering stockholders will own a greater interest in a company with a potentially stronger earnings per share growth rate. See Section 9.

WILL THE TENDER OFFER BE FOLLOWED BY ANOTHER MATERIAL TRANSACTION THAT COULD AFFECT THE VALUE OF MY SHARES?

* We unsuccessfully attempted to sell our sporting goods business in 1998. Our board of directors is continuously investigating all of Escalade's options to increase stockholder value, but we currently are not actively seeking to sell any significant part of Escalade or to sell the Company in its entirety. See Section 9.

* Our board of directors has discussed whether Escalade and its stockholders would be better served by "going private". The board has no current plans for Escalade to become a private company, to sell the company or to otherwise materially restructure the company. However, we again may consider one or more of those strategic alternatives in the future. See Section 9.

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WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

* Escalade's obligation to accept for payment, purchase or pay for any shares tendered depends upon a number of conditions, including:

        1. the absence of governmental or court action prohibiting the offer,

        2.      adverse changes in general market conditions;

        3. the absence of any third party proposals regarding a tender or exchange offer, merger, business combination or other similar transaction involving Escalade; and

        4. no material change in the business condition (financial or otherwise), assets, income, operations, prospects or stock ownership of Escalade.

        See Section 7.

* We do not expect any of these conditions to prevent us from completing the offer.

HOW DO I TENDER MY SHARES?

* If you decide to tender your shares, then on or prior to the expiration date you must either:

        1. If the share certificates are registered in your name, deliver your share certificates and a properly completed and signed Letter of Transmittal to Fifth Third Bank, as the Depositary, at the address appearing on the back cover of this document;

        2. If the share certificates are registered in the name of your broker or other nominee, you should instruct your broker or other nominee to coordinate the receipt by the Depositary of a confirmation of receipt of your shares by book entry transfer and a properly completed and signed Letter of Transmittal; or

        3. If your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure described in Section 3.

        Contact the Dealer Manager or your broker for assistance. See Section 3 and the instructions to the Letter of Transmittal.

MAY I PLACE CONDITIONS ON THE ACCEPTANCE OF MY SHARES?

* Yes. You may want to specify a minimum number of shares that we must purchase if we are to purchase any of your shares. This "conditional tender" format is intended to assist you in your tax planning. See
        Section 6.

ONCE I HAVE TENDERED SHARES IN THE OFFER CAN I WITHDRAW MY TENDER?

* You may withdraw your tendered shares at any time before 5:00 p.m. on Friday, March 24, 2000. If we extend the tender offer, you may withdraw your shares at any time before 5:00 p.m. on that date. See Section 4.

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*       In addition, if we have not already accepted your shares for payment, you may withdraw shares you previously tendered after 12:00 midnight on Friday, April 14, 2000. See Section 4.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED? WILL TENDERED SHARES BE
PRORATED?

* First, Escalade will purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares at or below the selected purchase price;

* Second, after purchasing all shares from the "odd lot holders," we will then purchase shares from all other stockholders who properly tender shares at or below the selected purchase price, on a pro rata basis, subject to the conditional tender provisions described in Section 6; and

* Third, and if necessary, we will purchase shares conditionally tendered at or below the purchase price and not withdrawn on or prior to the expiration date for which the condition was not satisfied, selected by random lot in accordance with Section 6.

* Consequently, all of the shares that you tender in the offer may not be purchased even if they are tendered at or below the purchase price.

        See Section 3.

WHAT DO ESCALADE AND ITS BOARD OF DIRECTORS THINK OF THE OFFER?

* Neither Escalade nor Escalade's Board of Directors makes any recommendation to you as to whether or not you should tender your shares or as to the purchase price that you should elect.

* You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

* Certain of our non-management directors have advised us that they may tender some or all of their shares in the offer, but have yet to make a final decision.

        See Section 9.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES?

*       Escalade's shares are quoted on NASDAQ under the symbol "ESCA."

* February 23, 2000, the last full trading day before the announcement of the offer, the last reported sale price of the shares on NASDAQ was $14.00. Stockholders are urged to obtain current market quotations for their shares. See Section 8.

WHEN WILL ESCALADE PAY FOR THE SHARES I TENDER?

* Escalade will pay the purchase price for the shares it purchases promptly after the expiration of the tender offer. See Section 5.

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WHO CAN I TALK TO IF I HAVE QUESTIONS?

*       For additional information or assistance, you may contact the Dealer
        Manager at:

                            NATCITY INVESTMENTS, INC.
                          Corporate Finance Department
                        1965 East Sixth Street, 7th Floor
                              Cleveland, Ohio 44114
                                 (888) 462-8289








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                           FORWARD LOOKING STATEMENTS

         This Offer to Purchase, including the Summary Term Sheet, the Introduction, Section 9 and Section 10 contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. When we use words like "believes," expects," "anticipates," "intends," "plans," "estimates," "may," or similar expressions, or when we discuss our strategy or plans, we are making projections, forecasts or forward-looking statements. Theses statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause our future results and stockholder value to differ materially from those expressed in these statements. Many of the factors that will determine these results are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties include, among others:

        *       the market price for the shares could experience volatility;

        * Escalade's operating results may fluctuate significantly due to seasonality and other related factors;

        * the sporting goods and office products industries are intensely competitive and Escalade may not have the resources to compete adequately;

        * industry volatility and consolidation and the resulting impact on Escalade's base of current and prospective customers;

        * changes in consumer preferences or discretionary consumer spending;

        * Escalade's sporting goods business is dependent upon key customers; and

        * the factors described in Escalade's Annual Report on Form 10-K for the fiscal year ended December 26, 1998, as filed with the SEC on March 18, 1999, and Escalade's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999, as filed with the SEC on October 22, 1999.

         Escalade assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated.

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                                TABLE OF CONTENTS

SECTION                                                                    PAGE
-------                                                                    ----
SUMMARY TERM SHEET............................................................ii

INTRODUCTION...................................................................1

THE OFFER......................................................................2
          1.       Number of Shares; Proration.................................2

          2.       Tenders by Holders of Fewer than 100 Shares.................4

          3.       Procedure for Tendering Shares..............................4

          4.       Withdrawal Rights...........................................6

          5.       Acceptance for Payment of Shares and Payment of
                   Purchase Price..............................................7

          6.       Conditional Tender of Shares................................8

          7.       Certain Conditions of the Offer.............................9

          8.       Price Range of Shares; Dividends...........................11

          9.       Background And Purpose of the Offer; Certain Effects
                   of the Offer...............................................11

          10.      Certain Information Concerning Escalade....................16

          11.      Source and Amount of Funds.................................20

          12.      Transactions and Agreements Concerning Shares..............21

          13.      Certain Federal Income Tax Consequences....................21

          14.      Extension of Tender Period; Termination; Amendments........24

          15.      Fees and Expenses..........................................25

          16.      Miscellaneous..............................................25


NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF ESCALADE AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES PURSUANT TO THIS OFFER. ESCALADE HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY RECOMMENDATION OR ANY INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ESCALADE.

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To the Holders of Common Stock of
Escalade, Incorporated:

                                  INTRODUCTION

         Escalade, Incorporated, an Indiana corporation, invites you to tender all or some of your shares of Escalade's common stock, no par value, at prices not less than $14.50 nor more than $18.00 per share, net to you in cash. Our offer is being made upon the terms and subject to the conditions described in this Offer of Purchase and in the accompanying Letter of Transmittal.

         We will determine a single per share price (not less than $14.50 nor more than $18.00 per share) that we will pay for shares properly tendered pursuant to this offer and not withdrawn. We will take into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to purchase 700,000 Shares or a lesser number of shares that are properly tendered at prices not less than $14.50 nor more than $18.00 per share. We will purchase only shares properly tendered at prices at or below the purchase price that we select and not withdrawn on or prior to the expiration date. If more than 700,000 shares are tendered, we will purchase all shares tendered at or below the selected purchase price on a pro rata basis, except for (a) "odd lots" which we will purchase on a priority basis as described in Section 1, and (b) shares tendered on a conditional basis pursuant to Section 6 for which the condition is not met. For shares purchased, the purchase price will be paid in cash, net to the selling stockholder. Shares not purchased in this offer will be returned as promptly as practicable following the expiration date.

         OUR OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. HOWEVER, OUR OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN
SECTION 7.

         Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by Escalade. Escalade will pay all charges and expenses of Fifth Third Bank, the Depositary, incurred in connection with this offer. See Section 16. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PAYMENTS PAYABLE TO THE TENDERING STOCKHOLDER OR OTHER PAYEE PURSUANT TO THIS OFFER. SEE SECTIONS 3 AND 13.

         NEITHER ESCALADE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES OR AS TO THE PURCHASE PRICE THAT YOU SHOULD ELECT. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. SEE
SECTION 9 FOR INFORMATION ABOUT THE INTENTIONS OF ESCALADE'S DIRECTORS AND EXECUTIVE OFFICERS WHETHER OR NOT TO TENDER SHARES PURSUANT TO THIS OFFER.

         As of February 23, 2000, Escalade had issued and outstanding 2,918,178 shares of common stock and had reserved for issuance upon exercise of outstanding stock options 400,000 shares. As of February 23, 2000, there were approximately 315 holders of record of shares. The 700,000 shares that Escalade is offering to purchase represent approximately 24.0% of the outstanding shares, or approximately 23.2% on a fully diluted basis (assuming the exercise of all outstanding stock options).

         STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THEIR SHARES.

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                                    THE OFFER

1.       Number of Shares; Proration.

         Number of Shares. Upon the terms and subject to the conditions of the offer, Escalade will purchase up to 700,000 shares that are properly tendered and not properly withdrawn in accordance with Section 4 before the expiration date, at a price not less than $14.50 nor more than $18.00 per share. The term "expiration date" means the later of (a) 5:00 p.m., Eastern time, on Friday, March 24, 2000, or (b) the time and date to which this offer is extended by Escalade, in its sole discretion. If this offer is oversubscribed as described below, only shares tendered at or below the purchase price on or prior to the expiration date will be eligible for proration.

         The purchase price will be determined taking into account the number of shares tendered and the prices specified by tendering stockholders. Escalade will select the purchase price that will allow it to buy 700,000 shares (or such lesser number of shares as are properly tendered and not withdrawn at prices not less than $14.50 nor more than $18.00 per share). This offer is not conditioned on any minimum number of shares being tendered.

         Escalade reserves the right, in its sole discretion, to purchase more than 700,000 shares in this offer by amending the offer as described in Section
14. In accordance with applicable SEC regulations, Escalade may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer.

         In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify a price within a specified price range at which they are willing to sell their shares. The price range for hits offer is not less than $14.50 nor more than $18.00 per share. As promptly as practicable following the expiration date, Escalade will determine a single per share purchase price within the price range that it will pay for shares properly tendered and not properly withdrawn pursuant to this offer, taking into account the number of shares tendered and the prices specified by tendering stockholders.

         All shares tendered and not purchased pursuant to this offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at our expense as promptly as practicable following the expiration date.

         Proration. Upon the terms and subject to the conditions of this offer, if 700,000 or fewer shares have been properly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, Escalade will purchase all shares tendered. If more than 700,000 shares have been properly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, Escalade will purchase shares in the following order of priority:

        (a) all shares properly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by any stockholder who owned beneficially an aggregate of fewer than 100 shares as of the close of business on February 23, 2000, and who validly tenders all of his or her shares and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. Partial and conditional tenders will not qualify for this preference. The term "odd lot owner" will refer to stockholders qualifying for this priority;

        (b) after purchase of all shares properly tendered by odd lot owners, all shares conditionally and properly tendered in accordance with Section 6, for which the condition was satisfied, and all other shares unconditionally and validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares); and

        (c) if necessary, shares conditionally tendered, for which the condition was not satisfied, at or below the purchase price and not withdrawn on or prior to the expiration date, selected by random lot in accordance with Section 6.

         If proration of tendered shares is required, Escalade does not expect that it will be able to announce the final proration factor or to commence payment for any shares purchased pursuant to this offer until approximately seven trading days after the expiration date. This delay is unavoidable because of the difficulty in determining the number of shares properly tendered (including shares tendered by the guaranteed delivery procedure described in Section 3) and as a result of the "odd lot" procedure described in Section 2 and the conditional tender procedure described in Section 6.

         Proration of shares, other than shares tendered pursuant to the odd lot procedure, will be based on the ratio of the number of shares to be purchased by Escalade pursuant to this offer, other than shares purchased pursuant to the odd lot procedure, to the total number of shares tendered by all stockholders, other than shares tendered pursuant to the odd lot procedure, at or below the purchase price. This ratio will be applied to all shares tendered by each stockholder, other than shares tendered pursuant to the odd lot procedure, to determine the number of shares that will be purchased from each stockholder pursuant to this offer.

         Preliminary results of proration will be announced by press release as promptly as practicable after the expiration date. Stockholders may obtain this preliminary information from the Dealer Manager and may also be able to obtain this information from their brokers. For a discussion of certain federal income tax consequences, see Section 13.

         ESCALADE EXPRESSLY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO PURCHASE ADDITIONAL SHARES PURSUANT TO THIS OFFER OR TO DECREASE THE NUMBER OF SHARES BEING SOUGHT PURSUANT TO THIS OFFER.

         If Escalade (a) increases or decreases the price to be paid for shares, increases the number of shares that it may purchase on this offer by more than 2% of the outstanding shares, or decreases the number of shares that it may purchase in this offer, and (b) this offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of the increase or decrease is first published, sent or given in the manner described in Section 14, then this offer will be extended until the expiration of ten business days from the date of publication of notice of the increase or decrease.

         Escalade expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which this offer is open by giving oral or written notice of such extension to the Depositary. See Section 14. There can be no assurance that Escalade will exercise its right to extend the offer.

         For purposes of this offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

         Copies of this Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Escalade's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

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

2.       Tenders by Holders of Fewer than 100 Shares.

         All shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of odd lot owners who own beneficially an aggregate of fewer than 100 shares as of the close of business on February 23, 2000, will be accepted before proration, if any, of the purchase of other tendered shares. See Section 1. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if such holders have separate stock certificates for fewer than 100 shares. By accepting this offer, an odd lot owner will avoid the payment of brokerage commissions and the applicable discount payable in a sale of odd lot shares in a transaction effected on a securities exchange.

         As of February 23, 2000, there were approximately 315 holders of record of shares. Approximately 47% of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 4,400 shares. Because of the large number of shares held in the names of brokers and nominees, Escalade is unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. ANY ODD LOT OWNER WISHING TO TENDER ALL OF HIS OR HER SHARES PURSUANT TO THIS OFFER MUST COMPLETE THE BOX CAPTIONED "ODD LOTS" ON THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, ON THE NOTICE OF GUARANTEED DELIVERY.

         Escalade also reserves the right, but will not be obligated to, purchase all shares validly tendered by any stockholder who tendered all shares beneficially owned at or below the purchase price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 shares. If Escalade exercises this right, it will increase the number of shares that it is offering to purchase in this offer by the number of shares purchased through the exercise of this right.

3.       Procedure for Tendering Shares.

         Proper Tender of Shares. For shares to be tendered properly pursuant to this offer, either:

         (1) a properly completed and duly executed Letter of Transmittal or photocopy thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the expiration date and either:

                  (a) if share certificates are registered in the stockholder's name, then certificates for the shares must be received by the Depositary on or prior to the expiration date at one of the addresses, or;

                  (b) if share certificates are registered in the name of a broke or other nominee, then the shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of delivery received by the Depositary on or prior to the expiration date); or

         (2) the tendering stockholder must comply with the guaranteed delivery procedure described below.

         In accordance with Instruction 5 of the Letter of Transmittal, in order to tender shares pursuant to this offer, you must indicate in the Section captioned "Price (in dollars) Per Share at which Shares are being Tendered" on the Letter of Transmittal the price at which your shares are being tendered. If you wish to tender shares at more than one price, you must complete separate Letters of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price. FOR A TENDER OF SHARES TO BE VALID, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED.

         If you wish to maximize the possibility that your shares will be purchased at the purchase price, you should check the box on the Letter of Transmittal marked "Shares Tendered at Purchase Price Determined by Dutch Auction." Checking this box may result in a purchase of your shares at the minimum price of $14.50.

         Book-Entry Transfer. The Depositary will establish an account with respect to the shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of this offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares by causing the Book-Entry Transfer Facility to transfer the shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or photocopy thereof, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the expiration date. Alternatively, you may comply with the guaranteed delivery procedure described below. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

         Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, trust company or other financial institution which is a participant in an approved Signature Guarantee Medallion Program (each being referred to as an "Eligible Institution").

         No signature guarantee is required if (a) the Letter of Transmittal is signed by the registered holder of the shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or (b) the shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

         Guaranteed Delivery. If a stockholder desires to tender shares pursuant to this offer and cannot deliver his or her share certificates and all other required documents to the Depositary on or prior to the expiration date, or the procedure for book-entry transfer cannot be complied with in a timely manner, the shares may nevertheless be tendered if all of the following conditions are met:

         (a)      the tender is made by or through an Eligible Institution;

         (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Escalade (with any required signature guarantees) is received by the Depositary as provided below on or prior to the expiration date; and

         (c) the share certificates (or a confirmation of a book-entry transfer of the shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or photocopy thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., Eastern time, on the third trading day after the date of execution of the Notice of Guaranteed Delivery.

         The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

         The method of delivery of shares and all other required documents is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

         Federal Backup Withholding. To avoid federal income tax backup withholding equal to 31% of the gross payments made pursuant to this offer, each stockholder must notify the Depositary of the stockholder's correct taxpayer identification number and provide certain other information by properly completing the Substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders (as defined in Section 13) may be required to submit a properly completed Form W-8, certifying non-United States status, in order to avoid backup withholding. In addition, foreign stockholders may be subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to this offer (as discussed in Section 13). For a discussion of certain federal income tax consequences to tendering stockholders, see Section 13. WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR.

         Determination of Validity. All questions as to the purchase price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Escalade, in its sole discretion, and its determination shall be final and binding. Escalade reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of Escalade's counsel, be unlawful. Escalade also reserves the absolute right to waive any defect or irregularity in any tender of shares. None of Escalade, the Dealer Manager, the Depositary, or any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

         Rule 14e-4. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender shares for his or her own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

         (a) has a net long position equal to or greater than the amount of either (1) shares tendered, or (2) other securities immediately convertible into, exercisable, or exchangeable for the amount of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities, and

         (b) will cause such shares to be delivered in accordance with the terms of this offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

         The tender of shares pursuant to any one of the procedures described above will constitute your representation and warranty that you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and that your tender of shares complies with Rule 14e-4. Escalade's acceptance for payment of shares tendered pursuant to this offer will constitute a binding agreement between the tendering stockholder and Escalade upon the terms and subject to the conditions of this offer.

4.Withdrawal Rights.

         Shares tendered pursuant to this offer may be withdrawn at any time before the expiration date, and unless already accepted for payment by Escalade may also be withdrawn at any time after 12:00 midnight, eastern standard time, on Friday, April 14, 2000. Except as expressly set forth in this Section 4, the tender of your shares pursuant to the offer is irrevocable.

         If Escalade:

         (a)      extends the period of time during which this offer is open;
         (b)      is delayed in its purchase of shares; or
         (c) is unable to purchase shares pursuant to the offer for any other reason;

then, without prejudice to Escalade's rights under this offer, the Depositary may, subject to applicable law, retain tendered shares tendered on behalf of Escalade, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

         For a withdrawal to be effective, the Depository must receive a written or facsimile transmission notice of withdrawal in a timely manner at one of its addresses set forth on the back cover of this Offer to Purchase. The notice of withdrawal must specify the name of the tendering stockholder and the number of shares to be withdrawn. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution) must be submitted prior to the release of the withdrawn shares. In addition, the notice of withdrawal must specify either (a) in the case of shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares to be withdrawn, or (b) in the case of shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares.

         Withdrawals may not be rescinded, and shares withdrawn will be deemed not properly tendered for purposes of this offer. However, withdrawn shares may be retendered prior to the expiration date by again following one of the procedures described in Section 3.

         All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by Escalade, in its sole discretion, and this determination shall be final and binding on all parties. None of Escalade, the Dealer Manager, the Depositary or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none will incur any liability for failure to give any notice.

5.       Acceptance for Payment of Shares and Payment of Purchase Price.

         As promptly as practicable after the expiration date, Escalade will:

         (a) determine the single per share purchase price, taking into account the number of shares tendered and the prices specified by tendering stockholders;
         (b)      announce the purchase price; and
         (c) accept for payment and pay for shares validly tendered at or below the purchase price (subject to the proration and conditional tender provisions of this offer).

         Thereafter, payment for all shares properly tendered on or prior to the expiration date and accepted for payment pursuant to this offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for shares accepted for payment pursuant to this offer will be made only after timely receipt by the Depositary of certificates for shares (or of a confirmation of a book-entry transfer of such shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal or photocopy thereof, and any other required documents.

         Escalade will be deemed to have accepted for payment (and thereby purchased) shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such shares. Escalade will pay for shares that it has purchased pursuant to this offer by depositing the purchase price with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from Escalade and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making payment.

         Certificates for all shares not purchased will be returned as promptly as practicable without expense to the tendering stockholder. In the case of shares tendered by book-entry transfer, shares not purchased will be credited to an account maintained with the Book-Entry Transfer Facility.

         Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, Escalade may not be obligated to purchase shares pursuant to this offer. See Section 7.

         Escalade will pay any stock transfer taxes payable on the transfer to it of shares purchase pursuant to this offer. If, however, payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

6.       Conditional Tender of Shares.

         As described in Section 1, Escalade may prorate the number of shares purchased pursuant to this offer. As discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor.

         Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must indicate this choice in the box captioned "Conditional Tender" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery.

         Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any were purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the expiration date

         If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 700,000, then, to the extent feasible, Escalade will select enough of the conditional tenders that would otherwise have been so withdrawn to permit Escalade to purchase 700,000 shares. In selecting among such conditional tenders, Escalade will select by lot and will limit its purchase in each case to the designated minimum number of shares to be purchased.

7.       Certain Conditions of the Offer.

         Notwithstanding any other provisions of this offer, Escalade will not be required to accept for payment or pay for any shares tendered, and may terminate, postpone or amend this offer, (subject to the requirements of the Exchange Act, the acceptance for payment of, or the purchase of and payment for, shares tendered) if at any time on or after February 23, 2000, and before the time of payment for any shares, any of the following events shall have been determined by Escalade in its reasonable judgment to have occurred, regardless of the circumstances giving rise to the event (including any action or omission to act by Escalade):

         (a) there has been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that:

                  * challenges the acquisition of shares pursuant to this offer or otherwise in any manner relates to or affects this offer;
                  * could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Escalade;
                  * could otherwise materially impair in any way the contemplated future conduct of the business of Escalade; or
                  * could materially impair the contemplated benefits of this offer to Escalade;

         (b) there has been any action threatened, pending or taken, or approval withheld, withdrawn or abrogated or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or to Escalade or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which would or might directly or indirectly:

                  * make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of this offer;
                  * materially affect the business, condition (financial or other), income, operations or prospects of Escalade; or
                  * otherwise materially impair in any way the contemplated future conduct of the business of Escalade;

         (c) there has been publicly disclosed or Escalade shall have learned that:

                  * any person or "group" within the meaning of Section 13(d)(3) of the Exchange Act has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G, or an amendment thereto, on file with the SEC on or before February 23, 2000);
                  * any person or group that on or prior to February 23, 2000 had filed such a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;
                  * any new group shall have been formed which beneficially owns more than 5% of the outstanding shares; or

                  * any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire Escalade or any or its subsidiaries or any of their respective assets or securities;

         (d)      there has occurred:

                  * any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;
                  * any significant decline in the market price of the shares or in the general level of market prices of equity securities in the United States or abroad;
                  * any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on Escalade's business, condition (financial or other), income, operations, prospects or ability to obtain financing generally or the trading in the shares;
                  * the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which might affect the extension of credit by lending institutions in the United States;
                  * the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; or
                  * in the case of any of the foregoing situations existing at the time of the commencement of this offer, a material acceleration or worsening of any situation;

         (e) a tender or exchange offer with respect to some or all of the shares, or a merger, acquisition or other business combination proposal for Escalade or any subsidiary, has been proposed, announced or made by a person other than Escalade;

         (f) there has occurred any event or events that have resulted in, or may in the reasonable judgment of Escalade result in, an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of Escalade or any of its subsidiaries, or materially impair the contemplated benefits of this offer to Escalade; or

         (g) Moody's Investors Service, Inc. or Standard & Poor's Corporation has either downgraded or withdrawn the rating accorded any securities of Escalade, or publicly announced that it has under surveillance or review, with possible negative implications, its rating of any securities of Escalade; and, in the reasonable judgment of Escalade, such event or events make it undesirable or inadvisable to proceed with this offer or with such acceptance for payment or payment.

         The conditions referred to above may be waived by Escalade, in whole or in part, at any time and from time to time in its sole discretion. The failure by Escalade at any time to exercise any of its rights shall not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Escalade concerning the events described above will be final and binding on all parties.

8.       Price Range of Shares; Dividends.

         Escalade's common stock is listed for trading on the NASDAQ National Market under the symbol "ESCA." The following table sets forth the high and low closing sales prices of the shares on NASDAQ.

         Fiscal Quarters                         HIGH              LOW
         ---------------                         ----              ---
         1998:
         1st Quarter                           $19.88            $14.00
         2nd Quarter                            25.25             19.38
         3rd Quarter                            25.50             18.50
         4th Quarter                            22.13             16.00

         1999:

         1st Quarter                            21.00             17.00
         2nd Quarter                            18.00             14.75
         3rd Quarter                            18.38             15.63
         4th Quarter                            17.63             13.56

         On February 23, 2000, the last trading day prior to the commencement of this offer, the last reported sale price of the shares on NASDAQ was $14.00 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THEIR SHARES.

         Except for Escalade's one time $1.00 per share dividend declared on December 21, 1998 and paid on January 22, 1999, Escalade has not paid cash dividends to its stockholders and has no current intention to do so. Shares tendered and purchased by Escalade will not be entitled to any dividends in respect of any dividends that may be declared in the future.

9.       Background And Purpose of the Offer; Certain Effects of the Offer.

         Background

         Escalade is currently engaged in the manufacture and sale of sporting goods and office and graphic arts products. Escalade and its predecessors have produced sporting goods for over 70 years and have produced office machines for over 40 years. Escalade currently manufactures sporting goods in Evansville, Indiana, and Tijuana, Mexico. Escalade, through its Martin Yale subsidiary, currently manufactures office and graphic arts products in Wabash, Indiana, Los Angeles, California and Tijuana, Mexico. Other than the services provided by Escalade's executive officers and the ability to share financial resources, Escalade's sporting goods and office products businesses are operated autonomously and virtually no synergies exist between these two diverse lines of business.

         Escalade's board of directors and senior management continue to be concerned about Escalade's lack of a clear identity in the financial markets, which we believe is a major cause for our common stock to be significantly undervalued in the public market. We believe that the relatively poor performance of Escalade's common stock price compared to the market generally and the historical low trading volume is due in large part to the lack of comparable companies engaged in the same divergent sporting goods and office products lines of business. The board believes that this business mix makes it difficult for financial analysts and investors to assess Escalade's value and to take an active interest in following Escalade's performance.

         Beginning in 1993, the board began to consider in detail various strategic alternatives with the primary goals of maximizing stockholder value and liquidity and focusing its resources on its key strategic businesses. The board believed that separating our sporting goods and office products businesses would provide each business unit with the opportunity to independently pursue its own strategic plan. To date, we have considered and/or taken a number of actions to explore a separation of our core businesses and to enhance the value of Escalade common stock:

         * On several occasions between 1994 and 1997 the board considered a proposed spin-off of our Martin Yale subsidiary. Due to uncertainties related to qualifying the spin-off as a tax-free transaction, the board decided to pursue other options to increase stockholder value.

         * In August 1996, the board concluded that the then current value of Escalade's stock was undervalued and that stockholder value and liquidity could be enhanced by conducting a partial self tender offer for Escalade's common stock in a process substantially identical to this offer. In our 1996 Dutch Auction, our stockholders tendered more than 1,000,000 shares and we repurchased 1,016,682 shares in September 1996 at a price of $8.875 per share.

         * In light of the oversubscribed nature of our 1996 Dutch Auction tender offer, the Board of Directors thereafter renewed discussions of various additional ways of enhancing stockholder value and liquidity. In September 1997, the board determined that it should actively explore the possibility of divesting the sporting goods business as a way to increase stockholder value, based largely on the board's belief that the dichotomy of the sporting goods and office products businesses continued to be a significant factor on Escalade's continued low stock prices in the market and that Escalade should focus its energies on building its more profitable office products business.

         * In September 1997, the board also determined that Escalade should conduct a second Dutch Auction tender offer to afford stockholders with an opportunity for liquidity on a current basis.

         * Escalade commenced a second Dutch Auction tender offer in November 1997 for the purchase of up to 1,000,000 shares at a price between $11 and $14 per share. In response, Escalade's stockholders tendered 117,766 shares which Escalade repurchased in December 1997 at $14 per share.

         * The board believes that the relatively few shares tendered in response to the 1997 Dutch Auction tender offer was a result of rising share prices in anticipation of the sale of the sporting goods business and the stockholders' general view that these rising prices were evidence that the shares were undervalued by the market.

         * In early 1998, the board engaged CIBC Oppenheimer to advise the board regarding the sale of the sporting goods business. This engagement ultimately resulted in the execution of a purchase agreement with a subsidiary of Sportcraft, Ltd. in June 1998.

         * In November 1998, Escalade and Sportcraft concluded that, due to uncertainties in the financing markets, they would not be able to consummate the transaction on revised financial terms that would be satisfactory to both parties. Escalade and Sportcraft then executed an Amendment, Termination and Release Agreement which terminated the purchase agreement on a "no fault" basis and waived potential claims against each party.

         * In December, 1998, Escalade's Board of Directors determined that it would be in the best interests of our stockholders to declare and pay a one-time $1.00 per share dividend to provide stockholders with a portion of Escalade's inherent value.

         * During 1999 through the date hereof, the board has continued to investigate various strategic options to increase shareholder value. We have determined that there is no immediate prospect for selling the entire company or either our sporting goods or office equipment businesses on favorable terms. Accordingly, we are no longer actively soliciting any purchasers but rather we currently are exploring ways to shore up and expand both of our business segments.

         * In February 2000, the board again determined that our stockholders should have an opportunity to choose whether to convert all or some of their Escalade shares into cash or to continue their investment on a longer term horizon in light of these developments. Given that no other strategic alternatives currently appear likely, we are making this offer to provide stockholders with an exit strategy if they so desire.

         * Although the board has considered a "going private" transaction in the past, and may consider this option along with other strategic divestitures or acquisitions in the future, the board has no current plans to proceed with one of these transactions or otherwise materially restructure the company.

Purpose of the Offer; Certain Effects of the Offer

         Of significant ongoing concern to the Board of Directors is the continued relatively thin public trading market for Escalade's shares. Trading volume of the shares has averaged less than approximately 3,500 shares per day over the past 12 months as reported by NASDAQ. The board believes that Escalade's repurchase of shares will provide a liquidity opportunity for those stockholders wishing to dispose of their shares. The repurchase will allow tendering stockholders to sell shares in quantities larger than the existing market has indicated it has capacity to absorb without eroding per share price levels.

         Based upon all these considerations, the board has determined that conducting a third Dutch Auction tender offer funded by bank borrowings would best meet the needs and desires of Escalade's stockholders who desire additional liquidity on a current basis and provide stockholders with an exit strategy on potentially more favorable terms than would otherwise be available on the open market. Escalade expects that future cash flow from operations and available borrowings, together with other sources of capital believed to be available, will be sufficient to enable Escalade to meet the anticipated future needs of Escalade's business and repay the borrowings related to Escalade's repurchase of shares in this offer. The board has further determined that it is in the best interests of Escalade and its stockholders to proceed with this offer at this time because of the relative certainty of existing conditions directly concerning Escalade and the current financial ability of Escalade to successfully conduct this offer.

         Subject to proration, this offer allows stockholders an opportunity to convert some or all of their Escalade shares into cash. We believe this offer is on potentially more favorable terms than would otherwise be available in the open market. The offer provides stockholders who are considering a sale of all or a portion of their shares with the opportunity to:

         * sell a portion of their shares while retaining a continuing equity interest in Escalade, if they so desire;

         * determine the price or prices, not less than $14.50 nor more than $18.00 per share, at which they are willing to sell their shares and, subject to the terms and conditions of the offer (including proration), to sell shares for cash without the usual transaction costs associated with open market sales; or

         * for qualified odd lot holders whose shares are purchased, avoid payment of brokerage commissions as well as any applicable odd lot discounts chargeable on a sale of shares that otherwise could apply to open market transactions.

         Stockholders whose shares are not tendered or purchased in this offer will obtain a proportionate increase in their ownership interest in Escalade and thus in Escalade's future earnings and assets. This will be a result of the acquisition of shares by Escalade pursuant to this offer and the corresponding reduction in the number of outstanding shares.

         Although the board established the price range for shares to be purchased in this offer based on market activity for Escalade's common stock in recent months, this price range has been subjectively determined by the board. The market price for Escalade's common stock in the future may bear no relation to the price range of this offer, and future market prices could be substantially higher or lower than the price range and/or recent market prices.

         If fewer than 700,000 shares are purchased pursuant to this offer, Escalade may repurchase the remainder of such shares on the open market, in privately negotiated transactions or otherwise. In the future, Escalade also may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any purchases by Escalade may be on the same terms or on terms which are more or less favorable to stockholders than the terms of this offer. However, Rule 13e-4 under the Exchange Act prohibits Escalade and its affiliates from purchasing any shares, other than pursuant to this offer, until at least ten business days after the expiration date. Indiana law further requires that any repurchases of shares by Escalade for the two years following the conclusion of this offer be on substantially equivalent terms. Any future purchases of shares by Escalade would depend on many factors, including the market price of the shares, Escalade's business and financial position, and general economic and market conditions. Escalade currently has no intent to repurchase any shares, except for shares purchased pursuant to this offer.

         Shares that Escalade acquires pursuant to this offer will become authorized but unissued shares and will be available for issuance by Escalade without further stockholder action (except as may be required by applicable law or the rules of the securities exchanges on which the shares are listed). Shares could be issued without stockholder approval for, among other things, acquisitions, the raising of additional capital for use in Escalade's business, stock dividends or in connection with employee stock, stock option and other plans, or a combination thereof. Escalade has no current plans for the shares it may acquire pursuant to this offer or any other authorized but unissued shares.

         As of February 23, 2000, Escalade had issued and outstanding 2,918,178 shares and had reserved 400,000 shares for issuance upon exercise of outstanding stock options. The 700,000 shares that Escalade is offering to purchase represent approximately 24% of the shares outstanding. As of February 23, 2000, all executive officers of Escalade as a group owned beneficially an aggregate of 721,805 shares, (including an aggregate of 56,329 shares that may be acquired pursuant to the exercise of outstanding stock options). If Escalade purchases 700,000 shares pursuant to this offer and no executive officer of Escalade tenders shares, the percentage of outstanding shares owned beneficially by Escalade's executive officers as a group would be approximately 31.7% of the shares then outstanding (including for this purpose, shares that may be acquired by such executive officers pursuant to the exercise of outstanding stock options).

         Robert E. Griffin and C. W. Reed, directors of the Company and its Chairman and President, respectively, and John Wilson, the Company's Secretary and Treasurer, have advised the Company that they will not tender any of their shares in this Offer. Messrs. Griffin, Reed and Wilson own beneficially an aggregate of 721,805 shares as of February 23, 2000.

         Yale Blanc, Gerald Fox, Blaine Matthews, Robert Orr, Keith Williams and
A. Graves Williams, the Company's six non-management directors, have each advised the Company that he has not made a final decision as to whether he will tender shares in this Offer. These individuals owned beneficially an aggregate of 323,095 shares as of February 23, 2000.

         Escalade currently has no plans or proposals which relate to or would result in:

         * the acquisition by any person (including Escalade) of additional securities of Escalade or the disposition of securities of Escalade;
         * an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Escalade or any of its subsidiaries;
         * a sale or transfer of a material amount of assets of Escalade or any of its subsidiaries;
         * any change in the present Board of Directors or management of Escalade;
         * any material change in the present dividend rate or policy, or indebtedness or capitalization of Escalade;
         * any other material change in Escalade's corporate structure or business;
         * any change in Escalade's Articles of Incorporation or Bylaws or any actions which may impede the acquisition of control of Escalade by any person;
         *        a class of equity security of Escalade being delisted from the
                  NASDAQ Stock Market or a national securities exchange;
         *        a class of equity securities of Escalade becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
         * the suspension of Escalade's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

         Escalade's purchase of shares pursuant to this offer will reduce the number of shares that might otherwise trade publicly and may reduce the number of holders of shares, depending upon whether this offer is oversubscribed and tenders are prorated. Nonetheless, there will still be a sufficient number of shares outstanding and publicly traded following this offer to allow for a continued trading market in the shares. Based on the published guidelines of NASDAQ, Escalade does not believe that its purchase of shares pursuant to this offer will cause its remaining shares to no longer be quoted on NASDAQ.

         The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. Escalade believes that, following the repurchase of shares pursuant to this offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

         The shares are registered under the Exchange Act, which requires, among other things, that Escalade furnish certain information to its stockholders and the SEC and comply with the SEC's proxy rules in connection with meetings of Escalade's stockholders. Escalade believes that its purchase of shares pursuant to this offer will not result in the shares becoming eligible for deregistration under the Exchange Act and Escalade does not intend to deregister its shares as a result of this Offer.

         In summary, this offer is designed to give stockholders a current liquidity opportunity. The Board believes that no assurances exist that the price paid for shares tendered in this offer will bear any relation to the future market price for shares. Stockholders who determine not to accept this offer or whose shares are not purchased in this offer will realize an increase in their percentage ownership interest in Escalade and thus, in Escalade's future earnings and assets. Because of the smaller number of shares outstanding after consummation of this offer, increases or decreases in net earnings will result in proportionately greater increases or decreases in earnings per share.

         NEITHER ESCALADE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES OR AS TO THE PURCHASE PRICE THAT YOU SHOULD ELECT. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. SEE THE ABOVE DISCUSSION FOR INFORMATION ABOUT THE INTENTIONS OF ESCALADE'S DIRECTORS AND EXECUTIVE OFFICERS WHETHER OR NOT TO TENDER SHARES PURSUANT TO THIS OFFER.

10.      Certain Information Concerning Escalade.

         Escalade is an Indiana corporation with its principal executive offices located at 817 Maxwell Avenue, P.O. Box 889, Evansville, Indiana 47706-0889. Escalade's telephone number is (812) 467-1200.

         Escalade is a diversified company engaged in the manufacture and sale of sporting goods and office and graphic arts products. Escalade and its predecessors have produced sporting goods for over 70 years and have produced office and graphic arts products for over 40 years.

         Escalade's sporting goods business is conducted exclusively through Escalade Sports. Escalade manufactures and sells a variety of sporting goods such as table tennis tables and accessories, archery equipment, home pool tables and accessories, combination bumper pool and card tables, game tables, basketball backboards, goals, poles and portables, pool tables, darts and dart cabinets. Escalade currently manufactures sporting goods in Evansville, Indiana and Tijuana, Mexico. Escalade's office and graphic arts products include paper trimmers, paper folding machines, paper drills, collators, decollators, bursting machines, letter openers, paper joggers, check signers, stamp affixers, paper shredders, paper punches, paper cutters, catalog rack systems, bindery carts, business card slitters, thermography machines, keyboard drawers, computer storage, copyholders, media retention systems, posting trays and related accessories. Escalade's office and graphic arts products business is conducted exclusively through Martin Yale. Escalade currently manufactures office and graphic arts products in Wabash, Indiana, Los Angeles, California and Tijuana, Mexico.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

         The summary historical consolidated financial information for fiscal years 1997 and 1998 has been derived from the audited consolidated financial statements of Escalade contained in Escalade's Annual Reports on Form 10-K for the years ended December 27, 1997 and December 26, 1998. This information should be read in conjunction with and is qualified in its entirety by reference to such audited statements and the related notes thereto.

         The summary historical consolidated financial information for the nine month periods ended October 3, 1998 and October 2, 1999 has not been audited but in the opinion of management contains all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. This information was derived from the Company's Quarterly Reports on Form 10-Q for those periods and should be read in conjunction with those statements and the related notes contained therein.

              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                    (in thousands, except per share amounts)

                                                                      NINE MONTHS ENDED
                                                             October 2, 1999      October 3, 1998
                                                                UNAUDITED            UNAUDITED
                                                             -------------------------------------

INCOME STATEMENT DATA
Net Sales

         Sporting Goods                                           $25,668            $33,432
         Office & Graphic Arts Products                            25,692             23,606
                                                                  -------            -------

Total Net Sales                                                    51,360             57,038
Net Income                                                        $ 2,569            $ 2,995

Weighted Average Shares                                             3,069              3,091
PER SHARE DATA

         Net Income Per Share                                     $   .84            $   .97
         Net Income Per Share on a Fully Diluted Basis                .84                .96
         Book Value Per Share                                        8.97               8.62

Ratio of Earnings to Fixed Charges(1)                                9.09               6.37

BALANCE SHEET DATA
         Working Capital                                          $ 9,855            $16,742
         Total Assets                                              53,959             58,142
         Short-term Bank Debt                                      10,925              9,300
         Long-term Bank Debt                                        2,400              6,900
         Total Stockholders' Equity                               $26,403            $26,792


              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                    (in thousands, except per share amounts)

                                                                         YEAR ENDED
                                                            December 26, 1998   December 27, 1997
                                                                  AUDITED            AUDITED
                                                            -------------------------------------
INCOME STATEMENT DATA
Net Sales

         Sporting Goods                                           $63,071            $66,666
         Office & Graphic Arts Products                            30,486             24,836
                                                                  -------            -------

Total Net Sales                                                    93,557             91,502

Net Income                                                        $ 6,136            $ 6,361

Weighted Average Shares                                             3,095              3,110
PER SHARE DATA

         Net Income Per Share                                     $  1.98            $  2.05
         Net Income Per Share on a Fully Diluted Basis               1.97               2.02
         Book Value Per Share                                        8.62               7.70

Ratio of Earnings to Fixed Charges(1)                                9.32               7.93

BALANCE SHEET DATA
         Working Capital                                          $15,763            $15,478
         Total Assets                                              63,489             66,145
         Short-term Bank Debt                                      10,100             14,075
         Long-term Bank Debt                                        6,400             10,700
         Total Stockholders' Equity                               $26,702            $23,501

(1) For purposes of computing the ratio of earnings to fixed charges, earnings are defined as the sum of pre-tax income plus fixed charges. Fixed charges consist of all interest expense, one-third of rent expense (which approximates the interest component of such expense) and amortization of debt expense.

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The summary unaudited pro forma consolidated financial information gives effect to the purchase of shares pursuant to this offer as if such purchase had occurred at the dates indicated based on certain assumptions. This information should be read in conjunction with the summary historical consolidated financial information, Form 10-K, Form 10-Q and related notes referred to earlier. These estimated financial effects of the repurchase are not necessarily indicative of either Escalade's financial position or the results of its operations, which would actually have been obtained, had the purchase of shares pursuant to this offer and related debt assumption been completed at the date indicated, or, be obtained in the future. The summary unaudited pro forma consolidated financial information has been included herein as required by the rules of the SEC and is for comparative purposes only.

         Certain statements made below relating to plans, conditions, objectives and economic performance go beyond historical information and may provide an indication of future results. To that extent, they are forward-looking statements within the meaning of Section 21E of the Exchange Act, and each is subject to factors that could cause actual results to differ from those in the forward-looking statement.


         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                    (in thousands, except per share amounts)

                                                                                NINE MONTHS ENDED
                                                                                 October 2, 1999

                                                                                     ASSUMED            ASSUMED
                                                                 HISTORICAL     $14.50 PER SHARE   $18.00 PER SHARE
                                                                 UNAUDITED       PURCHASE PRICE     PURCHASE PRICE
                                                                 --------------------------------------------------
INCOME STATEMENT DATA
Net Sales

         Sporting Goods                                           $25,668            $25,668            $25,668
         Office & Graphic Arts Products                            25,692             25,692             25,692
                                                                  -------            -------            -------

Total Net Sales                                                    51,360             51,360             51,360

Net Income                                                        $ 2,569            $ 2,159            $ 2,057

Weighted Average Shares                                             3,069              2,369              2,369

PER SHARE DATA

         Net Income Per Share                                     $   .84            $   .91            $   .87
         Net Income Per Share on a Fully Diluted Basis                .84                .91                .87
         Book Value Per Share                                        8.97               7.24               6.15

Ratio of Earnings to Fixed Charges                                   9.09               4.60               4.16

BALANCE SHEET DATA
         Working Capital                                          $ 9,855            $ 7,855            $ 7,355
         Total Assets                                              53,959             53,959             53,959
         Short-term Bank Debt                                      10,925             12,925             13,425
         Long-term Bank Debt                                        2,400             10,400             12,400
         Total Stockholders' Equity                               $26,403            $16,253            $13,803

         SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                    (in thousands, except per share amounts)

                                                                                   YEAR ENDED
                                                                               December 26, 1998

                                                                                     ASSUMED            ASSUMED
                                                                 HISTORICAL     $14.50 PER SHARE   $18.00 PER SHARE
                                                                  AUDITED        PURCHASE PRICE     PURCHASE PRICE
                                                                 --------------------------------------------------
INCOME STATEMENT DATA
Net Sales

         Sporting Goods                                           $63,071            $63,071            $63,071
         Office & Graphic Arts Products                            30,486             30,486             30,486
                                                                  -------            -------            -------

Total Net Sales                                                    93,557             93,557             93,557

Net Income                                                        $ 6,136            $ 5,605            $ 5,473

Weighted Average Shares                                             3,095              2,395              2,395

PER SHARE DATA

         Net Income Per Share                                     $  1.98            $  2.34            $  2.29
         Net Income Per Share on a Fully Diluted Basis               1.97               2.32               2.27
         Book Value Per Share                                        8.62               6.91               5.88

Ratio of Earnings to Fixed Charges                                   9.32               5.97               5.52

BALANCE SHEET DATA
         Working Capital                                          $15,763            $13,763            $13,263
         Total Assets                                              63,489             63,489             63,489
         Short-term Bank Debt                                      10,100             12,100             12,600
         Long-term Bank Debt                                        6,400             14,400             16,400
         Total Stockholders' Equity                               $26,702            $16,552            $14,102

See accompanying notes to Summary Unaudited Pro Forma Consolidated Financial Information.

NOTES TO SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The summary unaudited pro forma consolidated financial information assumes that this offer and the borrowings required to purchase 700,000 Shares at $14.50 or $18.00, are consummated on the same day. The purchase price of either $14.50 or $18.00 will be financed from borrowings.

         The operating data for the nine month period ended October 2, 1999 and the year ended December 26, 1998 assumes that the repurchase of shares and related financing occurred as of December 26, 1998 and December 28, 1997, respectively.

         The balance sheet data as of October 2, 1999 and December 26, 1998 assumes that the repurchase of shares by Escalade pursuant to this offer and related financings had occurred as of the balance sheet date.

         Pro forma adjustments were made for interest expense and bank fees. The decrease in net income after tax effect of these pro forma adjustments was $410,000 and $512,000 for the nine month period ended October 2, 1999 at $14.50 and $18.00 respectively and $531,000 and $663,000 for the year ended December 26, 1998 at $14.50 and $18.00 respectively.

INCORPORATION BY REFERENCE

         The rules of the SEC allow us to "incorporate by reference" certain information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This offer incorporates by reference the financial statements and the notes related thereto contained in Escalade's Annual Report on Form 10-K for the year ended December 26, 1998 and Escalade's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999, that have been previously filed with the SEC. These documents contain important information about Escalade and should be reviewed by all stockholders.

RECENT DEVELOPMENTS

         On February 11, 2000, Escalade publicly announced that its fiscal 1999 earnings were $6,100,000 compared to $6,136,000 for 1998 or down 1%. Earnings for the fourth quarter were $1.20 per share, up 18.8% from a year ago. Escalade's 1999 earnings per share were $2.01, compared to $1.98 earned in 1998. For the full year 1999 and the fourth quarter 1999, operating income was $10,612,000 and $5,544,000, respectively, net income was $6,100,000 and
$3,531,000, respectively, and average number of common shares outstanding was 3,038,000 and 2,935,000.

11.Source and Amount of Funds.

         Assuming that Escalade purchases 700,000 shares pursuant to this offer at a price of $18.00 per share, the total amount required by Escalade to purchase such shares will be $12,600,000, exclusive of fees and other expenses. It is anticipated that Escalade will fund the purchase of shares pursuant to this offer and the payment of related fees and expenses by borrowings under a term loan facility providing for up to $13,500,000 in available funds pursuant to a Commitment Letter dated February 14, 2000 between Bank One, Indianapolis, N.A. and Escalade.

         The term facility will have a term of 5 years. The term facility will be secured by a pledge of all personal property of Escalade and its subsidiaries, including all accounts receivable, inventories, machinery and equipment, general intangibles and the stock of its subsidiaries.

         Escalade may elect that all or a portion of the borrowings under the term facility bear interest at a rate per annum equal to (a) the rate of interest publicly announced by Bank One as its prime rate, or (b) the London Interbank Offered Rate; plus in the case of the London Interbank Offered Rate, a spread of between 125 to 200 basis points depending upon Escalade's funded debt to EBITDA ratio.

         Each of the subsidiaries of Escalade will guarantee the term facility. The Commitment Letter provides that the availability of the term facility will be subject to the satisfaction of certain customary conditions, including but not limited to the execution of definitive loan documentation, the accuracy of representations and warranties and the absence of any default. The loan agreement for the term facility is anticipated to provide for representations, warranties and covenants of Escalade customary for credit facilities of this kind. The covenants are expected to include (a) financial covenants, (b) restrictions on indebtedness, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other payments in respect of capital stock, capital expenditures and changes in lines of business and (c) restrictions on liens and pledging of assets.

         Escalade currently anticipates that borrowings under the term facility will be repaid out of cash generated from Escalade's operations.

         The preceding summary of the Commitment Letter is qualified in its entirety by reference to the text of the Commitment Letter, which is filed as an exhibit to the Tender Offer Statement on Schedule TO of which this Offer to Purchase forms a part. A copy of the Schedule TO may be obtained from the SEC in the manner provided in Section 16.

12.      Transactions and Agreements Concerning Shares.

         Based upon Escalade's records and upon information provided to Escalade by its directors and executive officers, neither Escalade nor, to Escalade's knowledge, any of its associates, subsidiaries, directors, executive officers or any associate of any such director or executive officer, or any director or executive officer of its subsidiaries, has engaged in any transactions involving the shares during the 40 business days preceding the date of this Offer to Purchase. Except for outstanding options to purchase shares, neither Escalade nor, to Escalade's knowledge, any of its directors or executive officers is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to this offer with any other person with respect to the shares.

13.      Certain Federal Income Tax Consequences.

         In General. The following summary is a general discussion of certain United States federal income tax consequences relating to this offer. This summary does not discuss any aspects of state, local, foreign or other tax laws. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code and does not address tax consequences that may be relevant to investors in special tax situations, such as certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, stockholders who have acquired their Shares upon the exercise of options or otherwise as compensation, or stockholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Escalade will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the tax matters discussed below. Accordingly, each stockholder should consult its own tax advisor with regard to this offer and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to its particular situation.

         Characterization of the Sale. An exchange of shares by a stockholder of Escalade pursuant to this offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. A stockholder participating in this offer will be treated either as having sold shares or as having received a dividend distribution from Escalade. Under Section 302 of the Code, an exchange of shares by a stockholder to Escalade pursuant to this offer will be treated as a "sale or exchange" of such shares for United States federal income tax purposes if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete termination" of the stockholder's interest in Escalade, or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 tests") are explained more fully below.

         If any of the Section 302 tests is satisfied, and the sale of the shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, the tendering stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to this offer and the stockholder's tax basis in the shares transferred pursuant to this offer. Any such gain or loss will be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gains recognized by individuals are taxable at a maximum rate of 20%. However, short-term capital gains recognized by individuals are taxable at regular income rates.

         If none of the Section 302 tests is satisfied and Escalade has sufficient current and accumulated earnings and profits, the tendering stockholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to this offer (without reduction for the tax basis of the shares sold pursuant to this offer), no loss will be recognized, and (subject to reduction as described below for corporate stockholders eligible for the dividends-received deduction) the tendering stockholder's basis in the shares sold pursuant to this offer will be added to such stockholder's basis in its remaining shares, if any. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income. If the exchange of shares is not treated as a sale or exchange for federal income tax purposes, any cash received for shares pursuant to this offer in excess of Escalade's earnings and profits will be treated, first, as a nontaxable return of capital to the extent of the stockholder's basis for such stockholder's shares, and, thereafter, as capital gain, to the extent it exceeds such basis.

         Constructive Ownership of Stock. In determining whether any of the
Section 302 tests is satisfied, stockholders must take into account not only the shares which are actually owned by the stockholder, but also shares which are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities in which the stockholder has an interest, or, in the case of stockholders that are entities, by certain individuals or entities that have an interest in the stockholder, and shares which the stockholder has the right to acquire by exercise of an option or by conversion.

         Contemporaneous Transactions and Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 tests has been satisfied. EACH STOCKHOLDER SHOULD BE AWARE THAT BECAUSE PRORATION MAY OCCUR IN THIS OFFER, EVEN IF ALL THE SHARES ACTUALLY AND CONSTRUCTIVELY OWNED BY A STOCKHOLDER ARE TENDERED PURSUANT TO THIS OFFER, FEWER THAN ALL OF SUCH SHARES MAY BE PURCHASED BY ESCALADE. THUS, PRORATION MAY AFFECT WHETHER A SALE BY A STOCKHOLDER PURSUANT TO THIS OFFER WILL MEET ANY OF THE SECTION 302 TESTS. See
Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of shares. A stockholder should consult its own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

         Section 302 Tests. One of the following tests must be satisfied in order for the sale of shares pursuant to this offer to be treated as a sale or exchange for federal income tax purposes.

         a. Substantially Disproportionate Test. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares actually and constructively owned by the stockholder immediately following the sale of shares pursuant to this offer (treating as not outstanding all shares purchased pursuant to this offer) is less than 80% of the percentage of the outstanding shares actually and constructively owned by such stockholder immediately before the sale of shares pursuant to this offer (treating as outstanding all shares purchased pursuant to this offer), and the stockholder owns actually or constructively less than 50% of the total combined voting power of all classes of stock entitled to vote immediately after the sale of shares. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

         b. Complete Termination Test. The receipt of cash by a stockholder will be a "complete termination" of the stockholder's interest if either (a) all of the shares actually and constructively owned by the stockholder are sold pursuant to this offer, or (b) all of the shares actually owned by the stockholder are sold pursuant to this offer and, with respect to the shares constructively owned by the stockholder which are not sold pursuant to this offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code and the regulations thereunder which require that certain formal steps be followed to be effective. Stockholders considering making such a waiver should do so in consultation with their tax advisors.

         c. Not Essentially Equivalent to a Dividend Test. Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete termination" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's exchange of shares pursuant to this offer results in a "meaningful reduction" in the stockholder's proportionate interest in Escalade. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

         Corporate Stockholder Dividend Treatment. Under current law, generally, if a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate shareholder does not satisfy certain holding period requirements set forth in
Section 246 of the Code or if the shares are treated as "debt-financed portfolio stock" within the meaning of Section 246A(c) of the Code. In addition, any amount received by a corporate stockholder pursuant to this offer that is treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. In such a case, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its shares by the non-taxed portion of the extraordinary dividend (i.e., the portion of the dividend for which a deduction is allowed), and, if such portion exceeds the stockholder's tax basis for its shares, the excess will be recognized as taxable gain from the sale of such shares in the year in which shares are exchanged pursuant to this offer. Corporate stockholders should consult their own tax advisors as to the application and limitations of the dividends-received deduction and the application of Section 1059 of the Code to this offer.

         Foreign Stockholders. Escalade will withhold United States federal income tax at a rate of 30% from the gross proceeds paid pursuant to this offer to a foreign stockholder or his agent, unless Escalade determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (c) any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

         Generally, the determination of whether a reduced rate of withholding is applicable is made by reference to a foreign stockholder's address or to a properly completed Form 1001 furnished by the stockholder, and the determination of whether an exemption from withholding is available on the grounds that gross proceeds paid to a foreign stockholder are effectively connected with a United States trade or business is made on the basis of a properly completed Form 4224 furnished by the stockholder. Escalade will determine a foreign stockholder's eligibility for a reduced rate of, or exemption from, withholding by reference to the stockholder's address and any Forms 1001 or 4224 submitted to Escalade by a foreign stockholder unless facts and circumstances indicate that such reliance is not warranted or unless applicable law requires some other method for determining whether a reduced rate of withholding is applicable. These forms can be obtained from Escalade.

         A foreign stockholder with respect to whom tax has been withheld may be eligible to obtain a refund of all or a portion of the withheld tax if the stockholder satisfied one of the Section 302 tests for capital gain treatment or is otherwise able to establish that no tax or a reduced amount of tax was due. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

         Backup Withholding. See Section 3 with respect to the application of United States federal income tax backup withholding.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF AN EXCHANGE PURSUANT TO THIS OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THIS OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THIS OFFER, THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES MENTIONED ABOVE AND THE EFFECT OF TAX LEGISLATIVE PROPOSALS.

14.      Extension of Tender Period; Termination; Amendments.

         Escalade expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which this offer is open by giving oral or written notice of extension to the Depositary. There can be no assurance, however, that Escalade will exercise its right to extend this offer. During any extension, all shares previously tendered will remain subject to this offer, except to the extent that these shares previously tendered may be withdrawn as set forth in Section 4. Escalade also expressly reserves the right, in its sole discretion:

         (a) to terminate this offer and not accept for payment any shares not theretofore accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires Escalade either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of this offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination to the Depositary and making a public announcement thereof; and

         (b) at any time or from time to time, to amend this offer in any respect.

         Amendments to this offer may be effected by public announcement. Without limiting the manner in which Escalade may choose to make public announcement of any termination or amendment, Escalade shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of this offer, in which case Escalade shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to stockholders in this offer or, in other documents subsequently furnished, will be disseminated to stockholders in compliance with Rule 13e-4(e)(2) promulgated under the Exchange Act.

         If Escalade materially changes the terms of this offer or the information concerning this offer, or if it waives a material condition of this offer, Escalade will extend this offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of this offer or information concerning this offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the

SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. This offer will continue or be extended for at least ten business days from the time Escalade publishes, sends or gives to stockholders a notice that it will (a) increase or decrease the price it will pay for shares or the amount of the dealer's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of shares it seeks.

15.      Fees and Expenses.

         Escalade has retained Fifth Third Bank as Depositary and NatCity Investments, Inc. will serve as Dealer Manager in connection with this offer. The Dealer Manager may request brokers, dealers and other nominee stockholders to forward materials relating to this offer to beneficial owners. The Dealer Manager will receive a fee for its services equal to the greater of $.025 for each share tendered and accepted in this offer or $25,000. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. Escalade has agreed to indemnify the Dealer Manager and Depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with this offer. Neither the Dealer Manager nor the Depositary has been retained to make solicitations or recommendations in connection with this offer.

         Although Escalade does not contemplate doing so, certain directors or executive officers of Escalade may, from time to time, contact stockholders to provide them with information regarding this offer. Escalade's directors and executive officers will not make any recommendation to any stockholder as to whether to tender all or any shares and will not solicit the tender of any shares. Escalade will not compensate any director or executive officer for this service.

         Other than as described above, Escalade will not pay any solicitation fees to any broker, dealer, bank, trust company or other person for any shares purchased in connection with this offer. Escalade will reimburse these persons for customary handling and mailing expenses incurred in connection with this offer.

         Escalade will pay all stock transfer taxes, if any, payable on account of the acquisition of the shares by Escalade pursuant to this offer, except in certain circumstances where special payment or delivery procedures are utilized pursuant to Instruction 7 of the Letter of Transmittal.

16.      Miscellaneous.

         Escalade is subject to the informational requirements of the Exchange Act and files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Escalade's directors and officers, their remuneration, options granted to them, the principal holders of Escalade's securities and any material interest of such persons in transactions with Escalade is filed with the SEC. Escalade has also filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain additional information relating to this offer. These materials may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Escalade files its reports, proxy statements, and other information with the SEC electronically, and the SEC maintains a Web site located at http://www.sec.gov containing this information. These reports, proxy statements and other information also should be available for inspection at the office of the NASDAQ Stock Market at 7735 K Street, N.W., Washington, D.C. 20006-1506. Escalade's Schedule TO may not be available at the SEC's regional offices.

         Escalade has its principal place of business and is incorporated under the laws of the State of Indiana. As required by the Indiana Business Take-Over Offers Act, Escalade will be required to file a copy of this offer and related materials with the Indiana Division of Securities. This filing will be necessary because the proposed share repurchases will result in the acquisition of more than 10% of Company's outstanding common stock. Upon receipt of this filing, the Indiana Division of Securities is required by law to hold an administrative hearing to determine whether this offer and related materials provide full and fair disclosure of all material information concerning this offer and whether this offer is made to all stockholders on substantially equivalent terms. Escalade believes that this offer fully complies with all of the requirements of Indiana law.

         This offer is being made to all holders of shares. Other than compliance with the Indiana statute described in the previous paragraph, Escalade is not aware of any state where the making of this offer is prohibited by administrative or judicial action pursuant to a valid state statute. If Escalade becomes aware of any valid state statute prohibiting the making or completion of this offer, Escalade will make a good faith effort to comply with such statute. If, after such good faith effort, Escalade cannot comply with such statute, this offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in such state. In those jurisdictions whose securities, blue sky or other laws require this offer to be made on behalf of Escalade by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                                          ESCALADE, INCORPORATED

                                                          February 24, 2000

         Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for shares should be sent or delivered by each stockholder of Escalade or his or her broker, dealer, bank or trust company to the Depositary at one of its addresses set forth below.

                                 The Depositary:

                                FIFTH THIRD BANK

TO: Fifth Third Bank, Depositary

                          BY MAIL OR OVERNIGHT COURIER:
                                Fifth Third Bank
                         Corporate Trust Administration
                            38 Fountain Square Plaza
                                Mail Drop 10AT60
                             Cincinnati, Ohio 45263

                                    BY HAND:
              Fifth Third Bank                      Fifth Third Bank
        Corporate Trust Operations                  c/o Harris Trust
             380 Walnut Street                       77 Water Street
                 4th Floor                               4th Floor
          Cincinnati, Ohio 45263                   New York, NY 10005

                           BY FACSIMILE TRANSMISSION:
                        (For Eligible Institutions Only)
                                 (513) 744-6398
                        To Confirm Receipt of Facsimile:
                                 (513) 579-4355

         Any questions or requests for assistance may be directed to the Dealer Manager at the telephone number and address listed below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager and copies will be furnished promptly at Escalade's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this offer.

                               The Dealer Manager:
                            NATCITY INVESTMENTS, INC.
                          Corporate Finance Department
                        1965 East Sixth Street, 7th Floor
                              Cleveland, Ohio 44114
                                 (888) 462-8289